[redacted]

10027978

COMMISSION
549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-4[illegible]2 47498

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PLANNER SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
150 EAST 52ND ST, 7TH FL
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
W. PAUL BAESSLER **(646) 381-7001**
(Area Code – Telephone No.)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

MAR 01 2010

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
METIS GROUP LLC
(Name – *of individual, state last, first, middle name*)

Washington, DC
110

14 PENN PLAZA – SUITE 1800	NEW YORK	NY	10122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, WILLIAM PAUL BAESSLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PLANNER SECURITIES LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature 2.24.10

President

Title

2/24/10

Notary Public

APRIL ENSLEY
Notary Public, State of New York
No.01EN6196041
Qualified in New York County
COMMISSION EXPIRES 11/03/2012

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Planner Securities LLC

Financial Statements

For the Year Ended December 31, 2009

Planner Securities LLC

Contents

Independent Auditor's Report	1-2
Financial Statements:	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Cash Flows	5
Statement of Changes in Member's Capital	6
Notes to Financial Statements	7-9
Supplemental Schedule:	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Supplementary Report:	
Independent Auditor's Report on Internal Control	11-13

METiS group LLC

CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • PLAINVIEW, NY • ARMONK, NY • BOSTON, MA • BOCA RATON, FL

Independent Auditor's Report

To the Member
Planner Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Planner Securities LLC (the "Company") as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planner Securities LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

New York, New York
February 25, 2010

Planner Securities LLC

Statement of Financial Condition
December 31, 2009

ASSETS		
Cash and cash equivalents	$	498,287
Due from clearing organization		101,866
Other assets		3,885
TOTAL ASSETS	**$**	**604,038**
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES		
Accounts payable	$	7,706
Accrued expenses		27,522
TOTAL LIABILITIES		35,228
MEMBER'S CAPITAL		
Capital		568,810
TOTAL LIABILITIES & MEMBER'S CAPITAL	**$**	**604,038**

The accompanying notes are an integral part of these financial statements.

Planner Securities LLC

Statement of Operations
For the Year Ended December 31, 2009

REVENUES		
Fee income	$	156,808
Net trading income		1,865
Interest income		279
Other Income		32,637
Total Revenues		191,589
EXPENSES		
Employee compensation and benefits		242,136
Communication and data processing		48,171
Occupancy expense		216,334
Professional fees		122,215
Other operating expense		18,725
Total Expenses		647,581
Loss before income taxes		(455,992)
Provision for income taxes		-
Net Loss	$	(455,992)

The accompanying notes are an integral part of these financial statements.

Planner Securities LLC

Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(455,992)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Net changes in:		
Due from clearing broker		(101,865)
Other assets		(3,885)
Accounts payable		7,705
Accrued expenses		27,522
Total adjustments		(70,523)
Net cash used in operating activities		(526,515)
Cash flows from financing activities:		
Capital contributions		900,000
Net cash provided by financing activities		900,000
Net increase in cash and cash equivalents		373,485
Cash and cash equivalents, beginning of year		124,802
Cash and cash equivalents, end of year	**$**	**498,287**

Supplementary disclosure of cash flow information:		
Cash payments for income taxes	$	-
Cash payments for interest	$	-

The accompanying notes are an integral part of these financial statements.

Planner Securities LLC

Statement of Changes in Member's Capital
For the Year Ended December 31, 2009

		Total
Beginning Balance, January 1, 2009	$	124,802
Capital contributions		900,000
Net loss		(455,992)
Ending Balance, December 31, 2009	$	568,810

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Planner Securities LLC (the "Company") is a broker-dealer engaged in the business of selling corporate debt securities, corporate equity securities over-the-counter, mutual fund retailer and foreign exchange listed securities. The Company is a member of Financial Industry Regulatory Authority ("FINRA") and is subject to the relevant laws and regulations of FINRA and the U.S. Securities and Exchange Commission (SEC).

The Company was organized as a limited liability company in the State of Delaware on December 10, 2008, and merged in January 2009 with and into an existing broker-dealer, Almarc Trading, LP, which was a Nevada limited liability partnership formed in the State of Nevada in 2001.

The Company is owned by Planner International Inc., a Virgin Islands corporation, which had purchased all of the issued and outstanding partnership interests of Almarc Trading, LP, on December 10, 2008. Planner Securities LLC and Planner International Inc., are part of the Planner Corretora de Valores S.A. group (Planner Group) of Brazil.

Currently, the Company is dependent upon financial support from the Planner Group.

2. Significant Accounting Policies

Basis of Accounting
The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis through its clearing firm, and will not hold customer funds or safekeep customer securities. In 2009, the company transacted for its own account only and did not clear any transactions on behalf of customers, hence the company is exempt from the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934.

2. Significant Accounting Policies – cont'd

Cash and Cash Equivalents
The Company considers money market accounts to be cash equivalents. The Company maintains its cash balances in bank accounts with one financial institution, which at times, may exceed federally insured limits. The Company does not consider the risk of any losses in such accounts to be significant.

Income taxes
The limited liability company is not subject to income taxes since all income and losses are passed through to members.

Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. Capital Transactions

During 2009, Planner International Inc. contributed $900,000 in capital to Planner Securities LLC from fund supplied by the Planner Group.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company's net capital was approximately $564,925, which was approximately $559,925 in excess of its minimum requirement of $5,000. The Company's net capital ratio is 0.06 to 1.

5. Rentals Under Operating Leases

The Company conducts its operations from leased office facilities in New York City under a non-cancelable operating lease, which expires in January 2012. Future minimum rental payments at December 31, 2009 is approximately $193,000 per year for 2010 and 2011 totaling $385,000. The lease for office space is subject to escalation for the Company's proportionate share of increases in real estate taxes and operating expenses. A security deposit of $92,880 was paid by the parent company on the lease, and is held in escrow in the name of the parent company.

6. Fee Income

Fee income for the year 2009 represents commissions earned for acting as a dealer manager on one commercial note offering by a non-U.S. third party.

7. Other Income

Other income for the year 2009 represents debt forgiveness income from the Parent for rental expenses paid on the office premises.

Supplemental Schedule

Planner Securities LLC

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

NET CAPITAL		
Total Member's capital as of December 31, 2009		$ 568,810
Less non-allowable assets:		
Other assets	$ 3,885	
Total non-allowable assets		3,885
Net capital		$ 564,925
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Aggregate indebtedness		$ 35,228
Greater of 6 2/3% of aggregate indebtedness or minimum dollar requirement of reporting broker dealer ($5,000)		$ 5,000
Excess net capital		$ 559,925
Ratio of aggregate indebtedness to net capital		0.06 to 1

There are no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA of Form X-17A-5 filing by Planner Securities LLC as of December 31, 2009.

Supplementary Report

METIS group LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • PLAINVIEW, NY • ARMONK, NY • BOSTON, MA • BOCA RATON, FL

Independent Auditor's Report on Internal Control
Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Member
Planner Securities LLC
New York, New York

In planning and performing our audit of the financial statements and the supplemental schedule of Planner Securities LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities

Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

New York, New York
February 25, 2010